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 SanDisk Corporation
601 McCarthy Boulevard
Milpitas, CA 95035-7932
Phone: 408-801-1000
Fax: 408-801-8657

Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SanDisk Corporation Form 10-K for Fiscal Year Ended January 3, 2010 Filed February 25, 2010 File No. 000-26734

Dear Mr. Gilmore:

SanDisk Corporation (“SanDisk,” the “Company,” “we” or “us”) hereby sets forth the following information in response to the comments contained in the correspondence of the staff of the Securities and Exchange Commission (the “Staff”), dated March 30, 2010, relating to the Company’s Annual Report on Form 10-K (File No. 000-26734) for the fiscal year ended January 3, 2010 (the “Form 10-K”).  We have set forth below the comments received by the Staff.  Following each Staff comment is a summary of the Company’s action taken in response thereto.

Form 10-K for the Fiscal Year Ended January 3, 2010

General

1.
You state on pages 7, 41, and elsewhere that you operate in the Middle East and Africa, regions that include Iran, Syria, and Sudan.  Also, we are aware of a March 2008 news report that you have a partnership with Consolidated Gulf Company in Qatar and that Techmart is your distributor in Dubai.  Publicly-available information indicates that Consolidated Gulf Company has as one of its clients, Bank Saderat Iran, which is included in the Specially Designated Nationals List of the Department of Treasury’s Office of Foreign Assets Control, and that Techmart operates in the Levant, a region that includes Syria, and Iran.  Iran, Syria, and Sudan are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls.  We note also that your Form 10-K does not include disclosure regarding contacts with Iran, Syria, or Sudan.  Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, and Sudan, if any, whether through subsidiaries, original equipment manufacturers, distributors, retailers, or other direct or indirect arrangements.  Your response should describe any products, components, equipment, technology, software, or services that you have provided into Iran, Syria, and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response: The Company, including its subsidiaries, has no direct contacts with Iran, Syria or Sudan or with any entities controlled by those governments, as reflected on the various restricted parties lists published by the U.S. government, and has not sold any products, components, equipment, technology, software or services thereto.  To the Company’s knowledge, it similarly has had no indirect contacts, whether through subsidiaries, resellers, distributors or other arrangements with these countries.

The Company does not have a partnership or any direct relationship with Consolidated Gulf Company.  Between the third quarter of 2008 and the first quarter of 2009, the Company sold product to its distributor, Techmart, for distribution into Qatar through Techmart’s reseller, Consolidated Gulf Company.  As part of the process to approve Techmart as a customer, the Company ran Techmart through its electronic export control screening process, which Techmart passed.  In addition, the Company’s sales to Techmart were pursuant to sales order terms, which required that Techmart not directly or indirectly transfer any technology or products that incorporate any technology received from SanDisk to any country (or national thereof) subject to export licensing requirements, including but not limited to Iran, Syria and Sudan, without first obtaining the proper authorizations.  During this period, Techmart reported selling product through to resellers located in Bahrain, Oman, Qatar and UAE (Dubai).  The Company has no knowledge of any of its products being sold, deployed or used in Iran, Syria, Sudan or any other countries identified by the State Department as state sponsors of terrorism.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 37

2.
We note from your 2009 fourth quarter earnings conference call transcript that in the first quarter of fiscal 2009, you sold approximately 20% of your captive flash memory capacity to Toshiba, and further cut your captive output by reducing capacity utilization rates at your Yokkaichi fabrication facility by more than 20% in the first half of fiscal 2009.  Please tell us what consideration you gave to addressing these types of initiatives in your overview.

Response: These initiatives were disclosed in ‘Flash Partners and Flash Alliance Ventures with Toshiba’ within Liquidity and Capital Resources and also in the “Risk Factors” of the Form 10-K.  In light of the Staff’s comment, the Company will carefully evaluate future initiatives, such as the sale of the 20% capacity to Toshiba or reductions in capacity utilization, for potential disclosure in the Overview section to MD&A.

3.
You state at the top of page 38 that the average capacity and/or the number of units of your products must grow enough to offset price declines, in order to profitably capitalize on price elasticity of demand in the market for flash storage products.  Please tell us what consideration you gave to discussing in this context the challenges presented by the physical limitations on memory capacity.  We note the statement by your CEO in the New York Times article dated May 22, 2009 that your industry is “looking at a brick wall five years down the road.”

Response: The physical limitations referred to by our CEO in the New York Times article dated May 22, 2009 are eventual physical limitations in lithography scaling and thus in cost reduction for NAND technology.

The Company has included disclosures on the future challenges presented by the physical limitations on memory scaling in “Risk Factors” of the Form 10-K.  SanDisk continues to invest in scaling NAND technology and potential successor technologies, including three-dimensional memory with read-write capability, which is disclosed in “Business” and in “Risk Factors” of the Form 10-K.  We believe that the eventual limitations on scaling NAND, which are constantly being reassessed due to continued technology developments, are at least five years away, and thus we did not consider this a trend to include in the Overview section of the MD&A.  However, based on the Staff’s comment, we will evaluate whether to include additional disclosure in the Overview section related to potential future limitations on the scaling of NAND and potential successor technologies, such as three-dimensional read/write technology.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page F-7

4.
We note that you reconcile “Net income (loss) attributable to common stockholders” to net cash provided by operating activities.  Please tell us how you considered ASC 230-10-45-28, which indicates that the statement of cash flows prepared under the indirect method should start with “net income.”  Please note that ASC 810-10-65-1 defines “net income” as attributable to both the controlling and noncontrolling interests.

Response: The Company has reviewed ASC 230-10-45-28 and ASC 810-10-65-1 and will revise the presentation of the statement of cash flows in future filings to begin with “net income” which is attributable to both controlling and noncontrolling interests.  The change in presentation will have no impact on net cash provided by operating activities for any of the years presented.

Note 7: Financing Arrangements

1% Convertible Senior Notes Due 2013, page F-24

5.	Please tell us how you considered disclosing the effective interest rate on the liability component for each year in the three fiscal years ended January 3, 2010. Refer to ASC 470-20-50-6(a).

Response: The Company has reviewed ASC 470-20-50-6(a) and will ensure that future filings include the disclosure of the effective interest rate on the liability component of the 1% Convertible Senior Notes Due 2013 for each year of the three fiscal years presented.  The disclosure will be revised in future filings as follows:

“The principal amount of the liability component ($753.3 million as of the date of issuance) was recognized at the present value of its cash flows using a discount rate of 7.4%, the Company’s borrowing rate at the date of the issuance for a similar debt instrument without the conversion feature.  The effective interest rate on the liability component was 7.4% for the period(s) ended [last day of period(s) reported on].”

Note 9: Compensation and Benefits

Restricted Stock Units, page F-31

6.
Please tell us whether the holders of non-vested restricted stock units have nonforfeitable rights to dividends or dividend equivalents.  In this regard, tell us whether you consider these awards to be participating securities that should be included in your computation of earnings per share under the two-class method.  Refer to ASC 260-10-45-61A.

Response: The holders of non-vested restricted stock units do not have nonforfeitable rights to dividends or dividend equivalents.  The Company considered the guidance in ASC 260-10-45-61A and determined that the computation of earnings per share using the two-class method is not applicable.

Item 9A. Controls and Procedures, page 56

7.
We note your statement that disclosure controls and procedures are designed to “reasonably” ensure that the objectives set forth in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 are accomplished.  In your response letter, please confirm, if true, that your CEO and CFO concluded that your disclosure controls and procedures were effective at that reasonable assurance level as of the end of the period covered by the report.  In addition, please confirm that future reports will clarify whether your CEO and CFO have concluded that your controls and procedures are effective at that reasonable assurance level.  In the alternative, omit from future filings the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of SEC Release No. 33-8238, Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

Response:  The Company confirms that the CEO and CFO concluded that its disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report.  The Company will revise its future filings to include the reference to the level of assurance of its disclosure controls and procedures.  The following represents our intended revised disclosure in future filings:

“Our management has evaluated, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of [last day of period reported on].  Based on their evaluation as of [last day of period reported on], our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective at the reasonable assurance level to ensure that the information required to be disclosed by us in this [Annual/Quarterly] Report on Form [10-K/10-Q] was (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and regulations and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.”

The Company acknowledges that the adequacy and accuracy of the disclosures in its filing with the Commission are the responsibility of the Company.  The Company acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.  The Company also acknowledges that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We appreciate the Staff's assistance in this process and would be pleased to discuss with you at your earliest convenience any additional comments the Staff may have.

Please direct any questions or comments regarding this filing to the undersigned at (408) 801-1516, or our Senior Counsel, Garth Bossow at (408) 801-2329.

Yours truly,

/s/ Judy Bruner Judy Bruner EVP, Administration & Chief Financial Officer. SanDisk Corporation